UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.1)

Viveve Medical, Inc.

(Name of Issuer)

Common Stock, without par value per share

(Title of Class of Securities)

92852W105

(CUSIP Number)

Larry Randall

Alta Bioequities Management, LLC

One Embarcadero Center, Suite 3700

San Francisco, CA 94111

(415) 362-4022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Alta Bioequities, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 4,598,490 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 4,598,490 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,598,490 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1) Based on 50,731,950 shares of Common Stock issued and outstanding as of May 12, 2015.

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Alta Bioequities Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 4,598,490 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 4,598,490 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,598,490 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

 (1) Based on 50,731,950 shares of Common Stock issued and outstanding as of May 12, 2015.

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Daniel Janney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,813 shares (1)
	8	SHARED VOTING POWER 4,598,490 shares
	9	SOLE DISPOSITIVE POWER 8,813 shares (1)
	10	SHARED DISPOSITIVE POWER 4,598,490 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,607,303 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Shares issuable upon exercise of stock options within 60 days of May 12, 2015.

(2) Based on 50,731,950 shares of Common Stock issued and outstanding as of May 12, 2015.

Schedule 13D

Explanatory Note

This amendment no. 1 to the Schedule 13D filed with the Securities and Exchange Commission on October 3, 2014, is being filed to amend the original Schedule 13D filing by including 2,702,702 shares of common stock acquired by the Reporting Persons on May 12, 2015.

Item 1.             Security and Issuer.

This statement relates to the common stock, no par value per share (the “Common Stock”), of Viveve Medical, Inc. (the “Issuer”) having its principal executive office at 150 Commercial Street, Sunnyvale, California 94086.

Item 2.             Identity and Background.

This statement is being filed by:

(a) Alta Bioequities L.P. (the “Fund”);

(b) Alta Bioequities Management, LLC. (“Alta GP”), which is the sole general partner of the Fund; and

(c) Daniel Janney (the “Managing Director”).  The Managing Director is a director of Alta GP.

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”  The Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

The address of the principal business office of the Reporting Persons is One Embarcadero Center, Suite 3700, San Francisco, CA 94111.

The principal business of the Fund is to invest in and assist growth-oriented businesses in healthcare and life sciences.  The principal business of Alta GP is to act as the sole general partner of the Fund.  The principal business of the Managing Director is to manage Alta GP, the Fund and affiliated entities with similar businesses.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Fund and Alta GP are a limited partnership and limited liability company, respectively, organized under the laws of the State of Delaware.  Mr. Daniel Janney is a United States citizen.

Item 3.             Source and Amount of Funds or Other Consideration.

On May 12, 2015, the Fund purchased 2,702,702 shares of Common Stock (the “Alta Shares”) for $1,000,000 in a private placement transaction (the “Private Placement”) with the Issuer pursuant to a Securities Purchase Agreement dated May 12, 2015.

The working capital of the Fund was the source of the funds for the purchase of the Alta Shares.  No part of the purchase price of the Alta Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Alta Shares.

Item 4.             Purpose of Transaction.

The Fund acquired the Alta Shares for investment purposes.  Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, the Fund and other Reporting Persons may dispose of or acquire additional shares of the Issuer.

None of the Reporting Persons have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of their business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors. The Reporting Persons may engage in discussions from time to time with other stockholders of the Issuer regarding the acquisition by the Reporting Persons or others of shares of the Issuer’s Common Stock held by such stockholders.

The Reporting Persons may seek information from management and the Issuer’s Board of Directors, and may engage in further discussions with management, the Issuer’s Board of Directors, other stockholders of the Issuer and other relevant parties, concerning the business, operations, governance, management, strategy, capitalization and/or future plans of the Issuer, or in proposing one or more of the other actions described in subparagraphs (a) through (j) of this Item 4.

Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.             Interest in Securities of the Issuer.

The Fund is the record owner of the Alta Shares.  As the sole general partner of the Fund, Alta GP may be deemed to own beneficially the Alta Shares.  As a member of Alta GP, the Managing Director may be deemed to own beneficially the Alta Shares.

Each Reporting Person disclaims beneficial ownership of the Alta Shares other than those shares which such person owns of record.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet.  Such percentage was calculated based on the shares of Common Stock outstanding after the Private Placement.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, securities beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.            Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Pursuant to the terms of the Registration Rights Agreement, dated May 12, 2015 (the “Registration Rights Agreement”), entered into in connection with the Private Placement, the Issuer will register the Common Stock issued to the Reporting Persons in connection with the Private Placement, on a registration statement to be filed with the Securities and Exchange Commission (the “Registration Statement”) within forty-five (45) days after the closing of the Private Placement (the “Filing Date”) and use its commercially reasonable efforts to cause the Registration Statement to be declared effective within ninety (90) days after the Filing Date (the “Effectiveness Date”) and to keep the Registration Statement effective until all of the shares issued in the Private Placement have been sold, or may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 and without the requirement for the Issuer to be in compliance with the current public information requirement under Rule 144. If the Issuer (i) does not file the Registration Statement by the Filing Date, (ii) does not obtain effectiveness of the Registration Statement by the Effectiveness Date or (iii) allows certain lapses in effectiveness (each an “Event”), the Issuer is obligated to pay to the Investors liquidated damages equal to 1.5% of the original subscription amount paid by each of the investors in the Private Placement upon the occurrence of an Event and for every thirty (30) days after the occurrence of an Event until cured.

Item 7.            Material to be Filed as Exhibits.

Exhibit A:  Agreement of Joint Filing.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 14, 2015

ALTA BIOEQUITIES, L.P. By: Alta Bioequities Management, LLC, its general partner By: /s/ Daniel Janney
Managing Director

ALTA BIOEQUITIES MANAGEMENT, LLC By: /s/ Daniel Janney
Managing Director

/s/ Daniel Janney
Daniel Janney

EXHIBIT INDEX

Exhibit	Description

A	Agreement of Joint Filing

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Viveve Medical, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: May 14, 2015

ALTA BIOEQUITIES, L.P. By: Alta Bioequities Management, LLC, its general partner By: /s/ Daniel Janney
Managing Director

ALTA BIOEQUITIES MANAGEMENT, LLC By: /s/ Daniel Janney
Managing Director

/s/ Daniel Janney
Daniel Janney